UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dialogic Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number)

with a copy to:
Eicon Dialogic Investment SRL
C/O Cidel Bank and Trust Inc.	Eric C. Schlezinger
1 Financial Plaza, Lower Collymore Rock	Dialogic Inc.
St. Michael, NN11000	926 Rock Avenue, Suite 20
Barbados, West Indies	San Jose, CA 95131

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25250T100

1.	Names of Reporting Persons Eicon Dialogic Investment SRL (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,255,817 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,255,817 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,255,817 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.18% (2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25250T100

1.	Names of Reporting Persons SIPCO Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,255,817 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,255,817 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,255,817 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.18%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25250T100

1.	Names of Reporting Persons Investcorp S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,255,817 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,255,817 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,255,817 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.18% (2)

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report the acquisition of shares of common stock, par value $0.001 per share (the “Common Stock”) of Dialogic Inc., a Delaware corporation (the “Issuer”) on October 1, 2010 as described in Item 3 below, pursuant to that certain Acquisition Agreement, dated May 12, 2010 (the “Acquisition Agreement”), by and between the Issuer and Dialogic Corporation, a British Columbia corporation (“Dialogic Canada”).  Pursuant to the Acquisition Agreement, on October 1, 2010, the Issuer acquired all then-outstanding common and preferred shares in the capital of Dialogic Canada in exchange for shares of Common Stock (the “Arrangement”).

This Schedule 13D is filed by (i)  Eicon Dialogic Investment SRL (“Eicon”), (ii)  SIPCO Holdings Limited (“SIPCO”), a Cayman Islands company and (iii)  Investcorp S.A., a Cayman Islands company (“Investcorp,” and together with Eicon and SIPCO, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.  All percentages reported herein are calculated based upon an estimated 31,000,000 shares of Common Stock outstanding as of October 1, 2010, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2010.

Item 1.	Security and Issuer
(a) This Schedule 13D relates to the Common Shares of the Issuer. (b) The principal executive office of the Issuer is located at 926 Rock Avenue, Suite 20, San Jose, CA 95131.

Item 2.	Identity and Background

For information with respect to the identity and background of each director or general partner and executive officer, as applicable, of the Filing Persons, see Schedule 1 attached hereto.

(a)  The persons and entities filing this Schedule 13D are:

(i)    Eicon Dialogic Investment SRL, a Barbados company

(ii)   SIPCO Holdings Limited, a Cayman Islands company

(iii)  Investcorp S.A., a Cayman Islands company

(b)  The address of the principal place of business of:

(i)    Eicon is c/o Cidel Bank & Trust Inc., One Financial Plaza, Lower Collymore Rock, St. Michael NN11000, Barbados, W.I.

(ii)   SIPCO is West Wind Building, P.O. Box 1111, Harbour Drive, Georgetown, Grand Cayman, Cayman Islands, BWI

(iii)  Investcorp is Boundary Hall. Cricket Square. PO Box 1111. Grand Cayman. KY1-1102. Cayman Islands, BWI.

(c)  The principal business of:

(i)    Eicon is investing in technology-driven companies

(ii)   SIPCO is a passive holding company that has no operations and no employees

(iii)  Investcorp, through its subsidiaries, acts as a principal and intermediary in international investment transactions.

(d)  During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Eicon previously held 25,587,005 Series A Preference Shares of Dialogic Canada and 6,329,114 Common Shares of Dialogic Canada prior to the effectiveness of the Arrangement on October 1, 2010 (the “Previously Owned Dialogic Securities”).  Pursuant to the Acquisition Agreement, on October 1, 2010, the Issuer acquired all then-outstanding common and preferred shares in the capital of Dialogic Canada in exchange for shares of Common Stock, and Dialogic Canada became a wholly-owned subsidiary of the Issuer.  Eicon received 6,255,817 shares of Common Stock in exchange for the Previously Owned Dialogic Securities upon the closing of the Arrangement on October 1, 2010.

Item 4.	Purpose of Transaction

As described in Item 3 above, the securities reported in this Schedule 13D were acquired from the Issuer by Eicon in exchange for the Previously Owned Dialogic Securities, which were beneficially owned by the Filing Persons, in connection with the acquisition by the Issuer of all outstanding common and preferred shares in the capital of Dialogic Canada in exchange for shares of Common Stock, as a result of which Dialogic Canada became a wholly-owned subsidiary of the Issuer.

Except as described herein, none of the Filing Persons or, to the best of their knowledge, any of the persons listed in Schedule 1 to this Schedule 13D, none of the Filing Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Filing Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Shares or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  Without limiting the foregoing, the Filing Persons’ intention generally is to explore means to realize favorable returns upon their investment in the Common Shares and accordingly, on an on-going basis, the Filing Persons may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Shares beneficially owned by them, either through open market or privately negotiated transactions.  Such transactions may include transfers of the Common Shares to their ultimate beneficial owners, individual shares on behalf of the ultimate beneficial owners, underwritten offerings of the Common Shares beneficially owned by the Filing Persons on behalf of the ultimate beneficial owners and dispositions through negotiated transactions that result in a third party’s acquisition of some or all of the Common Shares.  The Filing Persons reserve the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

The description contained in this Item 4 of the transactions contemplated by the Acquisition Agreement is qualified in its entirety by reference to the full text of the Acquisition Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b)  See cover page for Eicon.  As of the date hereof, Eicon beneficially owns and has voting and dispositive power over 6,255,817 shares of Common Stock, representing approximately 20.18% of outstanding Common Stock.

See cover pages for Holdings, SIPCO and Investcorp.  The Common Shares listed as being beneficially owned by SIPCO and  Investcorp are the same Common Shares listed as being beneficially owned by Einco.  Investcorp is the indirect parent corporation of the general partners of certain investment funds that indirectly own Eicon.  SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.  Investcorp and SIPCO may be deemed to share beneficial ownership, voting and dispositive power over the Common Shares held by Eicon.

(c)   None of the Filing Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the consummation of the Arrangement and pursuant to the Acquisition Agreement, the Issuer entered into a registration rights agreement, dated October 1, 2010 (the “Rights Agreement”) with certain former Dialogic Canada shareholders, including Eicon, pursuant to which the Issuer might be required to register shares of Common Stock issued in the Arrangement (the “registrable securities”) to such former Dialogic shareholders.

Under the terms of the Rights Agreement, for so long as the holders of registrable securities hold at least 1% of the Common Stock and all Common Stock held by and issuable to such holders (and their affiliates) may not be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), such holders will have the right to require the Issuer to use reasonable efforts to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and the right of the Board of Directors of the Issuer (the “Board”) to defer the registration for a period of up to 120 days. The Rights Agreement further provides that the holders of registrable securities may also cause the Issuer to register their securities on a Registration Statement on Form S-3 if they propose to register securities having a value of at least $500,000, subject to the Board’s right to defer the registration for a period of up to 120 days. If the Issuer proposes to register securities under the Securities Act, then the stockholders who are party to the Rights Agreement will have a right, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that the Issuer register their registrable securities. The Issuer will bear all registration expenses incurred in connection with registrations. The Issuer has agreed to indemnify the parties to the Rights Agreement against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the Rights Agreement.

The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                   Material to Be Filed as Exhibits

A.            Acquisition Agreement by and between the Issuer and Dialogic Canada, dated as of May 12, 2010 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 001-33391), filed with the SEC on August 5, 2010).

B.            Registration Rights Agreement among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 1, 2010 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33391), filed with the SEC on October 6, 2010).

C.            Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010

EICON DIALOGIC INVESTMENT SRL		INVESTCORP S.A.

By:	/s/ Luke Evnin	By:	/s/ Rishi Kapoor
	Name: Luke Evnin		Name:	Rishi Kapoor
	Title: Series A Member		Title:	Director

SIPCO HOLDINGS LIMITED

By:	/s/ Mark Slaughter
Name: Mark Slaughter
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

INVESTCORP S.A.
DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

Nemir Amin Kirdar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Executive Chairman and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Bahraini

Rishi Kapoor	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Financial Officer of Investcorp Bank B.S.C.	Indian

Stephanie R. Bess	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	General Counsel of Investcorp Bank B.S.C.	U.S.A.

Jonathan C. Minor	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Head of Treasury of Investcorp Bank B.S.C.	Australian

Janick Fierens	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Managing Director, Placement and Relationship Team of Investcorp Bank B.S.C.	Belgian

INVESTCORP S.A.

EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Nemir Amin Kirdar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Executive Chairman and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Bahraini

Rishi Kapoor	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Financial Officer of Investcorp Bank B.S.C.	Indian

Stephanie R. Bess	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	General Counsel of Investcorp Bank B.S.C.	U.S.A.

Jonathan C. Minor	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Head of Treasury of Investcorp Bank B.S.C.	Australian

Paget-Brown Trust Company Ltd.	Boundary Hall Cricket Square P.O. Box 1111 George Town, Grand Cayman KY1-1102, Cayman Islands	Providing Corporate Management Services	Cayman Islands

SIPCO HOLDINGS LIMITED
DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

Nemir Amin Kirdar	Investcorp House P.O. Box 5340 Manama Bahrain	Executive Chairman and Chief Executive Officer of Investcorp S.A. and Investcorp Bank B.S.C.	Bahraini

Abdul-Rahman Salim Al-Ateeqi	Investcorp House P.O. Box 5340 Manama Bahrain	Advisor to H.H. the Amir of the State of Kuwait	Kuwaiti

Hussain Ibrahim Al-Fardan	Alfardan Group Alfardan Centre Grand Hamad Avenue Doha P.O. Box 63 State of Qatar	Chairman, Alfardan Group Holding Co., LLC	Qatari

Abdul Aziz Jassim Kanoo	Yusuf Bin Ahmed Kanoo Kanoo Tower King Saud Street Dammam 31411 P.O. Box 37 Saudi Arabia	Deputy Chairman and Deputy CEO, Yusuf Bin Ahmed Kanoo Group, Saudi Arabia	Saudi

Mustafa Jassim Boodai	Boodai Trading Co. Ltd. P.O. Box 1287 Safat 13013 Kuwait	Chairman, Boodai Trading Co. Ltd.	Kuwaiti

Stephanie R. Bess	Investcorp House P.O. Box 5340 Manama Bahrain	General Counsel of Investcorp Bank B.S.C.	U.S.A.

Mark F. Slaughter	Investcorp House P.O. Box 5340 Manama Bahrain	Chief Administrative Officer of Investcorp Bank B.S.C.	U.S.A.

SIPCO HOLDINGS LIMITED
EXECUTIVE OFFICERS

Name	Position	Present Business Address	Present Principal Occupation	Citizenship

Paget-Brown Trust Company Ltd.	Secretary	Boundary Hall Cricket Square P.O. Box 1111 George Town, Grand Cayman KY1-1102, Cayman Islands	Providing Corporate Management Services	Cayman Islands

EXHIBIT INDEX

A.            Acquisition Agreement by and between the Issuer and Dialogic Canada, dated as of May 12, 2010 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 001-33391), filed with the SEC on August 5, 2010).

B.            Registration Rights Agreement among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 1, 2010 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33391), filed with the SEC on October 6, 2010).

C.            Agreement regarding filing of joint Schedule 13D.

Exhibit C

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Dialogic Inc. is filed on behalf of each of the undersigned.

Dated: October 12, 2010

EICON DIALOGIC INVESTMENT SRL		INVESTCORP S.A.

By:	/s/ Luke Evnin	By:	/s/ Rishi Kapoor
	Name: Luke Evnin		Name:	Rishi Kapoor
	Title: Series A Member		Title:	Director

SIPCO HOLDINGS LIMITED

By:	/s/ Mark Slaughter
Name: Mark Slaughter
Title: Director